Exhibit 99.1

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

August 10, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

WESTERN WIND SELECTS ROTHSCHILD AND PI FINANCIAL CORP
AS INDEPENDENT ADVISOR

Vancouver, BC – August 10, 2012 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”) Western Wind Energy Corp (the “Company”) is pleased to announce that, following a thorough selection process by the Independent Committee, the Company has engaged Rothschild as its lead financial advisor in connection with the previously announced process to sell the Company and all of its assets. PI Financial Corp has also been engaged as a co-advisor on the sale.

Rothschild has extensive experience advising its clients on mergers and acquisitions throughout the world in a variety of industries, including the power, utilities and renewables sector. Rothschild will be working with the Company’s management and Board of Directors to structure and manage a comprehensive sales process with the goal of maximizing value for all shareholders. The process, which will begin immediately, will seek to solicit a broad universe of potential acquirers in North America and abroad. A data room will be opened shortly for qualified parties having executed a non-disclosure agreement. Rothschild expects to formally request non-binding expressions of interest as soon as possible. Following the receipt of the

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Expressions of Interest, the Advisors will allow a small number of selected parties to conduct further due diligence and enter into detailed discussions with management with a view to finalizing a definitive binding proposal regarding the acquisition of the Company and its assets.

The Company will be providing further updates on the sales process as necessary or appropriate.

Jeff Ciachurski, CEO of Western Wind states; “we are proud to have engaged a firm of the caliber of Rothschild. Rothschild is a top tier investment bank and is truly independent. The firm clearly has the global reach necessary to manage a thorough sales process. Rothschild and PI Financial Corp will conduct a fair and independent process with the scope to maximize value.”

ABOUT ROTHSCHILD

Rothschild is a worldwide financial advisory firm with a 200-year history. With over 1,000 bankers based in 40 countries, the firm’s scale, global reach and local knowledge enable it to develop relationships and deliver effective solutions to support clients worldwide. Rothschild has been active in Canada for over half a century and has a dedicated team of advisory professionals located in three offices across the country. Rothschild has approximately 60 senior bankers globally focused on the power, utilities and renewables sector.

ABOUT PI FINANCIAL

PI Financial Corp. is one of Canada's largest independent full service investment dealers, providing a full range of investment products and services for individual, corporate and institutional investors. PI Financial Corp. is 75% employee-owned and 25% owned by National Bank Financial, a subsidiary of National Bank of Canada.

PI Financial Corp. is also a leading Canadian investment bank for small to mid cap Canadian companies with expertise in the mining, energy, technology, alternative energy, industrial, transportation and consumer sectors.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and

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wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:

Lawrence Casse
AlphaEdge

Tel: (416) 992-7227
Email: alphaedgge@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind Energy Corp. and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the sale of the Company or its assets. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale. Factors that may cause results to vary from anticipations include the risk that the proxy dispute with Sativr may disrupt and impede the sale process, the risk that the Company may not be able to successfully identify a buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete the sale, that the terms of those consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale. Although Western Wind Energy Corp. believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind Energy Corp.’s management on the date the statements are made. Western Wind Energy Corp. undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

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